Exhibit 99.1

Gold Royalty Announces Acquisition of Additional Interest in REN Royalty, Release of 2026 Integrated Report and Reminds Shareholders of Capital Markets Day

Vancouver, British Columbia – June 15, 2026 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the acquisition of an additional interest in an existing royalty over the REN project, the release of its 2026 Integrated Report, and further details on the Company’s Capital Markets Day.

REN Royalty Acquisition

The Company has acquired an additional indirect 0.1875% net smelter return (“NSR”) royalty interest over the REN project for total cash consideration of US$6.25 million. This is in addition to the existing indirect 1.50% NSR interest held on the same terms. As a result, the Company’s net interests over the REN project have increased to a 1.6875% indirect NSR and a 3.5% Net Profit Interest. The REN project is a development-stage project located in Nevada, USA, owned by Nevada Gold Mines, a joint venture between Barrick Mining Corp. (61.5%) and Newmont Corp. (38.5%), and operated by Barrick Mining Corp. Barrick has announced that it expects to achieve first production at Ren in 2026 and ramp up to full production by year-end 2027, with an annual forecasted average gold production of 140,000 ounces.

Integrated Report

Gold Royalty is also pleased to announce the release of its 2026 Integrated Report, which includes the Company’s Asset Handbook and Sustainability Report. The integrated report is available at the Company’s website at www.goldroyalty.com.

The Asset Handbook highlights Gold Royalty’s key cash flowing and development assets, including the recently-acquired royalty on Pedra Branca and its royalty on the Jerritt Canyon mine, which is expected by its operator to restart within the next five years. The Sustainability Report highlights significant improvement to Scope 2 CO2e emissions year-over-year, the Company’s improvements in community engagement and support of local causes, and its continued commitment to responsible mining practices.

Capital Markets Day

Gold Royalty’s management team will host its Capital Markets Day on Thursday, June 18, 2026, from 9:30 am to 12:30 pm EDT virtually and in-person in Toronto, Canada.

Please visit https://www.goldroyalty.com/investors/events for information on how to pre-register and view the 2026 Capital Markets Day webcast. A replay of the event will be available on the Company’s website following the presentation.

The event will provide an overview of Gold Royalty’s business, long-term strategy, M&A outlook, capital structure and recent developments across the Company’s portfolio. Additionally, Gold Royalty is pleased to welcome guest speakers from CoreX Holding BV, DPM Metals Inc, and Orla Mining Ltd. to provide updates on Pedra Branca, Vareš, and South Railroad mines and projects, respectively.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Notice to Investors

For further information regarding the properties underlying the Company’s royalties, stream and other interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein and the other disclosures of such operators. Disclosure relating to properties in which Gold Royalty holds interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: expectations regarding the operations and/or development of the projects underlying the Company’s royalty interests, the Company’s business plans and strategies and its sustainability initiatives. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.